ARI
1-28-2005

05035608

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/03 (MM/DD/YY) AND ENDING 11/26/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EPOCH SECURITIES, INC.

RECD S.E.C.
JAN 25 2005
516

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NEW YORK PLAZA
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Meys (212) 855-9654
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 21, 2005

State of New York
ss:
County of New York

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 26, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stuart N. Bernstein
CEO
Epoch Securities, Inc.

Subscribed and sworn before me;

This 21 day of January, 2005

MICHAEL A. WALSH
Notary Public, State of New York
No. 01W5034353
Qualified in New York County
Commission Expires October 11, 2006

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of November 26, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Company") at November 26, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 21, 2005

EPOCH SECURITIES, INC.

STATEMENT of FINANCIAL CONDITION

As of November 26, 2004

Assets

Cash	$ 3,054,728
Receivables from affiliates	23,852,315
Receivable from broker dealer	664,271
Deferred tax asset	11,586,955
Total Assets	$ 39,158,269

Liabilities and Shareholder's Equity

Payable to clearing organization	$ 15,000
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	143,071,341
Accumulated deficit	(103,928,082)
Total shareholder's equity	39,143,269
Total liabilities and shareholder's equity	$ 39,158,269

The accompanying notes are an integral part of
these financial statements.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the company), a Delaware corporation, is a registered U.S. broker-dealer. The company engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co (GS&Co.) for initial public and secondary securities offerings to retail customers. The company is a wholly owned subsidiary of Epoch Partners, Inc. (the parent), a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.).

Note 2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions including, if applicable, the provision for potential losses that may arise from litigation and regulatory proceedings and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on the best available information; nonetheless, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2004 refer to the company's fiscal year ended or the date, as the context requires, November 26, 2004.

Cash

Cash represents unrestricted cash held with one financial institution.

Fixed Assets

Fixed assets have been fully depreciated as of November 2004.

Income Taxes

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. The company joins in the filing of Group Inc.'s consolidated U.S. income tax return. Current income tax is allocated to the company based on inclusion of the company's items in the consolidated return, including utilization of net operating loss carryforwards by Group Inc.

Group Inc. will file consolidated federal and state income tax returns for the year ended November 2004, which will include the firm's net earnings. Current income tax is determined as if the firm filed a separate tax return and the amount is so determined as a payable to or receivable from Group Inc.

Note 3. Income Taxes

As of November 2004, the company had available $33.1 million of net tax operating loss carryforwards for U.S. federal income tax purposes and has recorded a $11.6 million deferred tax asset related to the utilization of these loss carryforwards by Group Inc. These carryforwards, which may provide future tax benefits, begin to expire in 2019. The current component of the tax benefit represents amounts expected to be received from Group Inc. due to the utilization on its consolidated tax return of a portion of the company's net operating loss carryforwards. The deferred component represents a decrease during 2004 in the company's net operating loss carryforward. The company has not recorded a valuation allowance related to the deferred tax asset.

Note 4. Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management does not believe, based on currently available information, that there are any such proceedings which would have a material adverse effect on the Company's financial condition, but resolutions of such proceedings may be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate losses or ranges of losses for cases where there is only a possibility that a loss may have been incurred.

Note 5. Net Capital Requirements

As of November 2004, the company was a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements. The company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2004, the company had regulatory net capital of $19.5 million, which exceeded the amount required by $19.2 million.

The company has entered into a clearing agreement to clear all of its securities transactions on a fully disclosed basis through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the company is permitted to include PAIB assets as allowable assets in its net capital computations.

Note 5. Related Party Transactions

The company has entered into an agreement with GS&Co., whereby GS&Co. provides management, administrative and operational services required by the company.

The company has recorded $23.9 million of receivables from affiliates, of which $17.2 million is related to cash on deposit with an affiliate, $6.5 million is due from Group Inc. and $0.2 million is due from GS&Co.